SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

VITACOST.COM, INC.

(Name of Subject Company)

VITACOST.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92847A200

(CUSIP Number of Class of Securities)

Mary Marbach

Chief Legal Officer and Corporate Secretary

Vitacost.com, Inc.

5400 Broken Sound Blvd. NW – Suite 500

Boca Raton, Florida 33487-3521

(561) 982-4180

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Sanchez, Esq.

Daniel Peale, Esq.

Wilson Sonsini Goodrich & Rosati

1700 K Street, NW, Fifth Floor

Washington, DC 20006

(202) 973-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Vitacost.com, Inc., a Delaware corporation (“Vitacost” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive offices is 5400 Broken Sound Blvd. NW – Suite 500, Boca Raton, Florida, 33487-3521.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.00001 par value per share, of the Company (the “Common Stock”). As of July 15, 2014, there were 34,222,898 shares of Common Stock (the “Shares”) issued and outstanding, 5,445,535 Shares reserved for issuance pursuant to options to purchase Shares, 276,900 restricted stock units outstanding and warrants to purchase 1,680,601 Shares outstanding and exercisable (the “Company Warrants”).

Item 2.	Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 above under the heading “Name and Address.” The Company’s website is www.vitacost.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Vigor Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Kroger Co., an Ohio corporation (“Kroger”), pursuant to which Purchaser has offered to purchase all of the Shares at a price of $8.00 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and subject to any applicable tax withholding, upon the terms and conditions set forth in the Offer to Purchase dated July 18, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”) filed by Kroger and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 18, 2014. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 1, 2014 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Kroger, Purchaser and the Company. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Kroger, pursuant to the procedure provided for under Section 251(h) of the General Corporation Law of the State of Delaware without any stockholder approvals (the “Merger”). As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any shares of common stock of the Company, each outstanding share of common stock of the Company (other than (i) any shares owned directly by Kroger or Purchaser or held in the treasury of the Company, (ii) any shares held by any subsidiary of the Company or Kroger (other than Purchaser), or (iii) any shares as to which the holder thereof is entitled to and who properly exercises appraisal rights under Delaware law) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price.

All options to purchase the Company’s common stock (“Company Options”) that are outstanding, immediately prior to the Effective Time, will become fully vested and such Company Options will be cancelled and converted automatically into the right to receive, in exchange for the cancellation of such options, an amount in cash (without interest) equal to the product of (a) the aggregate number of Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (b) the Offer Price, less the per share exercise price of such Company Option. Company Options with an aggregate exercise price that equals or exceeds the Offer Price multiplied by the number of Shares underlying the Company Option will be cancelled for no consideration.

Each restricted stock unit with respect to Shares that was granted pursuant to a Company Stock Plan (each a “Company RSU”) that remains outstanding as of immediately prior to the Effective Time shall be cancelled at the Effective Time and each holder shall be paid at or promptly after the Effective Time an amount in cash (without interest) equal to the number of Shares subject to the cancelled Company RSU multiplied by the Offer Price.

The Merger Agreement and the terms of the Offer are summarized in additional detail in Section 1 of the Offer to Purchase entitled “Terms of the Offer,” and Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements.” A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Kroger formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase states that the business address and telephone number for Kroger and Purchaser are 1014 Vine Street, Cincinnati, OH 45202, (513) 762-4000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Kroger, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Kroger and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” and Section 15 entitled “Conditions of the Offer,” respectively, are incorporated by reference herein. Each summary and description is qualified in its entirety by reference to the Merger Agreement.

The Merger Agreement, which has been provided to inform investors regarding its terms and is not intended to provide any other factual information about the Company, Kroger or Purchaser, contains representations and warranties of each of the Company, Kroger and Purchaser. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Kroger and Purchaser in connection with the execution and delivery of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Kroger and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Kroger and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Kroger or Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Kroger, Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Kroger’s public disclosures.

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Vitacost Board

Under the Merger Agreement, effective upon Purchaser’s initial acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer (“Acceptance Time”) and from time to time thereafter (as long as Kroger and its Affiliates (as defined in the Merger Agreement own a majority of the outstanding Shares), Kroger is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of Vitacost (the “Vitacost Board”) that is equal to the product of (x) the total number of directors on the Board (giving effect to the directors so elected or designated by Kroger) multiplied by (y) a fraction, the numerator being the number of Shares beneficially owned by Kroger and Purchaser and the denominator of which is the total number of then outstanding Shares. At Kroger’s request, Vitacost will either take all actions as is necessary to cause the individuals so designated by Kroger to be elected or appointed to the Vitacost Board, including (at the election of Kroger) either by increasing the size of the Vitacost Board or by seeking and accepting or otherwise securing the resignations of incumbent directors sufficient to allow the appointment of Kroger’s designees. Vitacost also agreed, to cause Kroger’s designees to serve, in substantially the same percentage as is on the Vitacost Board, on each committee of the Vitacost Board, each board of directors (or similar body) of each subsidiary and each committee (or similar body) of each such board.

The Merger Agreement provides that, in the event that directors designated by Kroger are elected or appointed to the Vitacost Board, until the Effective Time, Vitacost will use reasonable best efforts to cause the Board to always have at least two directors who are members of the Vitacost Board on the date of the Merger Agreement and who are not employed by Vitacost or its Affiliates (as defined in the Merger Agreement) or employees of Kroger, Purchaser or any of their subsidiaries, each of whom shall be an “independent director” for the purposes of the continued listing requirements of the NASDAQ Global Market (the “Continuing Directors”). If at any time prior to the Acceptance Time there are fewer than two Continuing Directors on the Vitacost Board for any reason, the Vitacost Board will cause the person designated by the remaining Continuing Director to fill such vacancy; provided, if such appointment is not done within 10 Business Days (as defined in the Merger Agreement), Kroger shall designate a person to fill such vacancy; provided, further, that if no Continuing Directors then remain, the other directors of Vitacost will designate two persons to fill such vacancies who are not consultants, representatives or employees of Kroger, Purchaser or any of their subsidiaries. The foregoing summary of the provisions of the Merger Agreement concerning representation on the Vitacost Board is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Tender and Support Agreement

Kroger and Purchaser entered into Tender and Support Agreements dated as of July 1, 2014 (the “Support Agreements”), with certain stockholders of the Company. The summary of the Support Agreements contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to each such Support Agreement, which are filed as Exhibits (e)(2)-(e)(6) to this Schedule 14D-9 and are incorporated herein by reference.

Confidentiality Agreement

On March 28, 2014, the Company and Kroger entered into a confidentiality agreement (as amended, the “Confidentiality Agreement”), in connection with the consideration of a possible transaction between the parties, under which each party agreed to keep confidential the information furnished by or on behalf of the other party to it and its representatives for two years from the date of the Confidentiality Agreement, and to use such information only for purposes of evaluating the possible transaction. The Confidentiality Agreement also includes a standstill provision that is subject to certain exceptions. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Director and Executive Officer Relationships with and Securities Ownership in Kroger

Securities Ownership

As of July 16, 2014, to the knowledge of the Company after making reasonable inquiry, none of the Company’s directors or executive officers beneficially owns any shares of common stock, par value $1.00 per share, of Kroger.

Arrangements with Current Executive Officers, Directors and Affiliates of the Company

In considering the recommendation of the Vitacost Board set forth in Item 4 below under the heading “Recommendation of the Vitacost Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally and that may create potential conflicts of interest. The Vitacost Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and transactions contemplated thereby.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the Delaware General Corporate Law (“DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its amended and restated bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under the DGCL. In addition, the Company shall advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Company also has entered into indemnification agreements with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(10) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, after the Acceptance Time, Kroger and the Surviving Corporation have agreed to indemnify and hold harmless all past and present directors or officers of the Company or its subsidiaries and all individuals serving at the request of the Company as an officer or director of any other entity with respect to all actions by them in such capacities or taken at the request of the Company or its subsidiaries prior to Effective Time to the fullest extent that the Company or such subsidiary would have been permitted to indemnify and hold harmless such individuals pursuant to applicable law. In addition, Kroger and the Surviving Corporation have agreed that all rights to indemnification, expense advancement and exculpation prior to the Effective Time existing as of the date of the Merger Agreement in favor of the past and present directors and officers of the Company or its subsidiaries and their respective affiliates or any of their predecessors in all of their capacities (including as stockholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer or director (each, a “Indemnified Person”), as provided in the organizational documents of the Company or its subsidiaries (including the Charter and Bylaws) or any agreement will survive the Offer and the Merger, continue in full force and effect in accordance with their terms and be fulfilled and honored by Kroger or the Surviving Corporation to the maximum extent that the Company or its applicable subsidiary, as applicable, would have been permitted to fulfill and honor them by applicable law. Kroger has also agreed to, and will cause the Surviving Corporation and its subsidiaries to, cause, for a period of six years from the Effective Time, the organizational documents of the Surviving Corporation and its subsidiaries (including the Charter and Bylaws) not to be amended, repealed or otherwise modified in a manner adverse to the Indemnified Persons, except as required by applicable law.

The Merger Agreement further provides that, prior to the Effective Time, Kroger will, or will cause the Surviving Corporation to maintain in effect the Company’s existing directors’ and officers’ liability insurance (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, subject to an agreed cap on the premium amount for such “tail” insurance policies. However, in no event will Kroger or the Surviving Corporation be required to pay an annual premium amount in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement by the Company for such insurance, and if the annual premiums of such insurance coverage exceed such amount, Kroger or the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available with respect to matters occurring prior to the Effective Time for a cost not exceeding such amount. Prior to the Effective Time, notwithstanding anything to the contrary set forth in the Merger Agreement, the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of the Company (and their affiliates) who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of July 15, 2014, the directors and executive officers of the Company directly beneficially owned, in the aggregate, 1,099,336 Shares, excluding shares issuable upon the exercise of Company Options or the vesting of Company RSUs as of such date. If the directors and executive officers were to tender all of these Shares for purchase pursuant to the Offer they would receive an aggregate of $8,794,688 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options and RSUs held by the directors and executive officers of the Company and Company Warrants held by affiliates of certain directors and executive officers, see below under the heading “Effect of Merger on Stock Options and RSUs” and “Effect of Merger Agreement on Company Warrants.”

The following table sets forth, as of July 15, 2014, the cash consideration that each director, executive officer, and their affiliates would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares (excluding shares subject to the exercise of Company Options or Company Warrants, vesting of RSUs) pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Shares Beneficially Owned (Excluding Company Options, Company RSUs and Company Warrants)	Consideration Payable in Respect of Shares ($)
Jeffrey J. Horowitz (1)	300,000	2,400,000
Brian D. Helman	—	—
Joseph R. Topper, Jr.	—	—
Christopher Cavalline	—	—
Mary L. Marbach	180	1,440
Christopher S. Gaffney (3)	6,362,713	50,901,704
Stuart Goldfarb	—	—
Edwin J Kozlowski	—	—
Michael A. Kumin (2)	6,364,793	50,918,344
Michael J. McConnell	40,000	320,000
Robert G. Trapp, M.D.	738,526	5,908,208
Group comprised of Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P. (3)	6,362,713	50,901,704
JHH Capital, LLC (4)	2,272,727	18,181,816

(1)	Excludes Shares beneficially owned by JHH Capital. See note (4).
(2)	Mr. Kumin owns 20,630 shares of Common Stock individually. For additional information regarding Mr. Kumin’s beneficial ownership of shares of Common Stock, see note (3).
(3)	Based on the statement on the Schedule 13D, as amended, filed with the SEC on behalf of the following individuals and entities: (i) Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI”); (ii) Great Hill Equity Partners III, L.P., a Delaware limited partnership (“GHEP III”); (iii) Great Hill Equity Partners IV, L.P., a Delaware limited partnership (“GHEP IV,” together with GHI and GHEP III, the “Funds”); (iv) Great Hill Partners GP III, L.P., a Delaware limited partnership (“GHEPIIIGP”); (v) GHP III, LLC, a Delaware limited liability company (“GHPIII”); (vi) Great Hill Partners GP IV, L.P., a Delaware limited partnership (“GHEPIVGP”); (vii) GHP IV, LLC, a Delaware limited liability company (“GHPIV,” together with the Funds, GHEPIIIGP, GHPIII, and GHEPIVGP, the “Great Hill Entities” ); (viii) Christopher S. Gaffney (“Gaffney”); (ix) Matthew T. Vettel (“Vettel”); (x) John G. Hayes (“Hayes”); (xi) Michael A. Kumin (“Kumin”); and (xii) Mark D. Taber (“Taber”). Each Fund is an investment fund, principally engaged in the business of making private equity and other investments. GHEPIIIGP, GHPIII, GHEPIVGP and GHPIV are principally engaged in the business of acting as general partner or other authorized person of, investment funds engaged in private equity and other investments. GHEPIIIGP is the sole general partner of GHEP III and GHPIII is the sole general partner of GHEPIIIGP. GHEPIVGP is the sole general partner of GHEP IV and GHPIV is the sole general partner of GHEPIVGP. Hayes, Gaffney and Vettel are managers of GHI, GHPIII and GHPIV and the principal occupation of Hayes, Gaffney and Vettel is to act as managers of GHI, GHPIII, GHPIV and other affiliated funds. Kumin and Taber are members of the executive and investment committees of GHPIII and GHPIV.

Based on the statement on the Schedule 13D, as amended, (i) GHI directly beneficially owns an aggregate of 18,550 shares of Common Stock (not including outstanding warrants to purchase 939 shares of Common Stock); (ii) GHEP III directly beneficially owns an aggregate of 4,161,898 shares of Common Stock (not including outstanding warrants to purchase 210,689 shares of Common Stock and options to purchase 26,241 shares of Common Stock); (iii) GHEP IV directly beneficially owns an aggregate of 2,182,265 shares of Common Stock (not including outstanding warrants to purchase 110,473 shares of Common Stock and options to purchase 13,759 shares of Common Stock); (iv) GHEPIIIGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III; (v) GHPIII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III and that may be deemed indirectly beneficially owned by GHEPIIIGP; (vi) GHEPIVGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP IV; (vii) GHPIV may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP IV and that may be deemed indirectly beneficially owned by GHEPIVGP; (viii) each of Hayes, Gaffney and Vettel may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI, GHPIII and GHPIV; (ix) Kumin directly beneficially owns 20,630 shares of Common Stock, and may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHPIII and GHPIV; and (x) Taber may be deemed to indirectly beneficially own the Shares of Common Stock beneficially owned by GHPIII and GHPIV. Except to the extent of their pecuniary interest therein (and with respect to Kumin, his sole, direct beneficial ownership of 20,630 shares of Common Stock), each of Gaffney, Vettel, Hayes, Kumin, Taber, GHPIII , GHPIV, GHEPIIIGP, and GHEPIVGP disclaims beneficial ownership of the Common Stock. The address of each of the above entities and individuals is c/o Great Hill Partners, LP, One Liberty Square, Boston, Massachusetts 02109.

(4)	Based on the statement on the Schedule 13D filed with the SEC on February 27, 2012, JHH Capital, LLC has reported shared voting and dispositive power with respect to 2,272,727 shares of Common Stock and warrants to purchase 776,286 shares of Common Stock from Vitacost.com, Inc. Such warrants are excluded from the calculations of the beneficial ownership by JHH Capital, LLC. Mr. Horowitz may be deemed to indirectly beneficially own the shares of common stock beneficially owned by JHH Capital, LLC. The address of JHH Capital, LLC is 5400 Broken Sound Blvd NW, Suite 500, Boca Raton, FL 33487.

Effect of Merger on Stock Options and RSUs

Stock Options

The table below sets forth, for each of our executive officers and non-employee directors, the number of vested and unvested Company Options outstanding as of July 15, 2014 with an exercise price per Share less than $8.00, and the cash consideration each such executive officer and non-employee director would be entitled to receive in respect of their outstanding Company Options pursuant to the Merger Agreement.

Name	Number of Vested Shares Subject to Company Options	Number of Unvested Shares Subject to Company Options Accelerating in the Merger	Aggregate Cash Consideration for Company Options
Jeffrey J. Horowitz	973,870	548,630	$4,787,120
Brian D. Helman	9,900	39,600	$42,075
Joseph R. Topper, Jr.	66,000	314,000	$865,500
Christopher Cavalline	0	50,000	$102,000
Mary L. Marbach	44,500	128,000	$260,125
Christopher S. Gaffney	15,000	0	$29,750
Stuart Goldfarb	15,000	0	$29,750
Edwin J Kozlowski	20,000	0	$51,000
Michael A. Kumin	25,000	0	$72,250
Michael J. McConnell	5,000	0	$7,950
Robert G. Trapp, M.D.	25,400	0	$34,950

Restricted Stock Units

The table below sets forth, for each of our executive officers and non-employee directors who hold Company RSUs as of July 15, 2014, the number of Company RSUs that may be cashed out at the Effective Time and the value of the amounts payable in respect of such Company RSUs, calculated by multiplying (i) the $8.00 Offer Price by (ii) the number of Company RSUs vesting at the Effective Time.

Name	Number of Company RSUs	Consideration for Company RSUs
Jeffrey J. Horowitz	48,200	$385,600
Brian D. Helman	125,000	$1,000,000
Mary Marbach	18,400	$147,200

Officer Severance Agreements

Each of Jeffrey J. Horowitz, our Chief Executive Officer, Brian D. Helman, our Chief Financial Officer, Joseph R. Topper, Jr., our Chief Information Officer/Chief Technology Officer, Christopher Cavalline, our Chief Merchandising Officer and Mary Marbach, our Chief Legal Officer and Corporate Secretary, have employment agreements with the Company. Pursuant to their respective employment agreements, which are described in more detail below, each individual is entitled to receive certain severance payments upon certain qualifying terminations of employment.

Jeffrey Horowitz. On February 16, 2011, the Company entered into an employment agreement with Mr. Horowitz that sets forth the terms and conditions of his employment as the Company’s Chief Executive Officer. Under this agreement, if Mr. Horowitz’s employment is terminated by the Company without Cause or he resigns for Good Reason (as such terms are defined in the employment agreement) he is entitled to severance of up to twelve months annual salary (payable as and when such salary would have been payable had his employment not ended), (ii) prorated annual bonus for the year of termination, and (iii) full vesting of any unvested Company Options. The severance payments are contingent on Mr. Horowitz’s execution of a general release of claims agreement.

Brian D. Helman. On January 25, 2012, the Company entered into an employment agreement with Mr. Helman that sets forth the terms and conditions of his employment as the Company’s Chief Financial Officer. Under this agreement, in the event Mr. Helman’s employment is terminated by the Company without Cause or he resigns for Good Reason (as such terms are defined in the employment agreement), he is entitled to severance equal to (i) six months of his base salary and (ii) a prorated bonus for the year of termination, payable in a lump sum not more than thirty days following the date of termination, contingent on executing a release of claims agreement. In the event of a qualifying termination within the twelve (12) month period following a change of control of the Company, such severance is payable in a lump sum within ten days following termination.

Joseph R. Topper, Jr. On August 1, 2012, the Company entered into an employment agreement with Mr. Topper that sets forth the terms and conditions of his employment as the Company’s Chief Information and Technology Officer. Under this agreement, if Mr. Topper’s employment is terminated without Cause or for Good Reason (as such terms are defined in the employment agreement), then he is entitled to severance equal to (i) six months of his base salary and (ii) a prorated bonus for the year of termination, payable in a lump sum not more than thirty days following the date of termination, contingent on executing a release of claims agreement. In the event of a qualifying termination within the twelve (12) month period following a change of control of the Company, such severance is payable in a lump sum within ten days following termination.

Christopher Cavalline. On August 2, 2013, the Company entered into an employment agreement with Mr. Cavalline that sets forth the terms of his employment as the Company’s Chief Merchandising Officer. Under this agreement, if Mr. Cavalline’s employment is terminated by the Company without Cause or for Good Reason (as such terms are defined in the employment agreement), Mr. Cavalline is entitled to severance equal to (i) six months of his base salary and (ii) a prorated bonus for the year of termination, payable in a lump sum not more than ten days following the date of termination, contingent on executing a release of claims agreement. In the event of a qualifying termination within the twelve (12) month period following a change of control of the Company, such severance is payable in a lump sum within ten days following termination.

Mary L. Marbach. On May 2, 2011, the Company entered into an amended and restated employment agreement with Ms. Marbach that sets forth the terms of her employment as the Company’s Chief Legal Officer. Under this agreement, if Ms. Marbach’s employment is terminated without Cause or for Good Reason (as such terms are during in the employment agreement), she is entitled to severance equal to (i) six months of her base salary and (ii) a prorated bonus for the year of termination, payable in a lump sum not more than thirty (30) days following termination, contingent on execution of a release of claims agreement. If Ms. Marbach’s employment is terminated without Cause or for Good Reason within twelve (12) months following a change of control, in lieu of the above benefits, she is entitled to severance equal to six months of her base salary payable in a lump sum not more than ten days following the date of termination.

The following table sets forth estimated values of the benefits that would become payable under the employment agreements with each of the executive officers, which reflects (i) salary severance, plus (ii) applicable and pro-rated annual bonus, assuming current salary and bonus levels and that such officer incurred a qualifying termination on September 1, 2014.

Name	Cash Severance
Jeffrey J. Horowitz	$583,333
Brian D Helman	$250,000
Joseph R. Topper	$237,000
Christopher Cavalline	$250,000
Mary L. Marbach	$183,750

Employee Matters Following Closing

The Merger Agreement provides that for one year following the Effective Time, the Surviving Corporation shall provide compensation and benefits (excluding equity based benefits and individual employment agreements) to employees who continue employment with the Surviving Corporation (or any subsidiary) or are employed by Parent after the Effective Time that are substantially comparable in the aggregate to benefit plans of the Surviving Corporation on the date of the Merger Agreement or compensation and benefit plans provided by Parent to similarly situated employees of Parent. In addition, the Merger Agreement provides that base salary or regular wages as of the Acceptance Time shall not be decreased for a period of one year for such continuing employees who remain employed by the Surviving Corporation or an affiliate thereof during such period.

Effect of the Merger Agreement on Company Warrants

Company Warrants for the purchase an aggregate of 1,680,601 shares of Common Stock were issued on February 16, 2012. The Company Warrants are exercisable on or prior to February 16, 2016, at an exercise price of $7.04 per share. Certain of those warrants are held by affiliates of members of the Vitacost Board and the Company’s executive officers. Based on the Offer Price, the aggregate consideration payable to holders of Company Warrants is $1,613,376.96.

The Merger Agreement permits holders of Company Warrants to conditionally exercise such Company Warrants without paying the exercise price at the time of exercise and to tender the shares of Company Common Stock issuable upon the exercise of such Company Warrants in the Offer. Upon Purchaser’s acceptance for payment of shares of Company Common Stock pursuant to the Offer, holders so tendering will receive the aggregate Offer Price with respect to the shares of Common Stock issuable upon the exercise of such Company Warrants, less an amount equal to the aggregate exercise price of such Company Warrants so exercised and less any required withholding taxes. All unexercised Company Warrants will be terminated upon consummation of the Merger.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all actions reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the Merger, Merger Agreement and Offer by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Solicitation or Recommendation

During a meeting held on July 1, 2014, the Vitacost Board (i) unanimously determined that the Merger Agreement is in the best interests of Vitacost and its stockholders, and declared it advisable to enter into the Merger Agreement, (ii) unanimously determined that the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, taken together, are fair to, and in the best interests of, Vitacost and its stockholders, (iii) unanimously determined that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that (assuming the accuracy of certain of Kroger’s representations and warranties set forth in the Merger Agreement) the Merger be consummated as soon as practicable following the Acceptance Time and that the transactions contemplated thereby (including the Offer and the Merger) as well as the Support Agreements and the transactions contemplated thereby, are not subject to any restrictions under the provisions of Section 203 of the DGCL, and (iv) unanimously recommended that the Vitacost stockholders accept the Offer and tender their Shares pursuant to the Offer, in accordance with the applicable provisions of Delaware law.

Accordingly, the Vitacost Board unanimously recommends that all Vitacost stockholders accept the Offer and tender their Shares to Kroger pursuant to the Offer.

Background and Reasons for the Vitacost Board’s Recommendation

Background

In the ordinary course of business, the Vitacost Board and Vitacost’s senior management review and assess various strategic alternatives available to Vitacost that may enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with Vitacost’s business and financial condition and strategic relationships and other strategic options.

During November 2013, members of the Vitacost Board discussed with members of Vitacost’s management the possibility of whether it was an appropriate time to investigate Vitacost’s strategic alternatives and that this type of process would likely involve not only discussions with a financial advisor, but also contacting third parties to gauge their interest in a potential transaction with Vitacost.

On November 26, 2013, the Vitacost Board convened a special meeting. At the meeting, the Vitacost Board discussed exploring Vitacost’s strategic alternatives, including a possible sale of Vitacost. Following discussion, the Vitacost Board directed its Chairman, Mr. Michael Kumin, and Vitacost’s management to identify and interview one or more financial advisors for the Vitacost Board’s consideration that could assist Vitacost with its review of potential strategic alternatives and related matters.

Between November 26, 2013 and December 8, 2013, Mr. Kumin and members of Vitacost’s management interviewed several financial advisors, including Jefferies LLC (“Jefferies”).

On December 9, 2013, the Vitacost Board convened a special meeting. At the meeting, the Vitacost Board discussed Vitacost’s recent interactions with Osmium Partners, an activist stockholder that was seeking an audience with the independent members of the Vitacost Board to express their frustration with Vitacost’s financial and operational performance. The Vitacost Board also discussed and approved engaging Jefferies as Vitacost’s financial advisor to assist Vitacost in its exploration of potential strategic alternatives, including a possible sale of Vitacost.

Thereafter, as instructed by the Vitacost Board, Messrs. Horowitz and Helman and other members of Vitacost’s management, with Jefferies’ assistance, identified third parties to be contacted to determine their potential interest in a transaction with Vitacost and prepared a management presentation regarding Vitacost’s business and financial prospects for distribution to potential interested parties.

On January 16, 2014, the Vitacost Board convened a special meeting. At the meeting, the Vitacost Board discussed Vitacost’s recent interactions with Osmium Partners. During the meeting, Vitacost’s legal counsel, Wilson Sonsini Goodrich and Rosati, Professional Corporation (“Wilson Sonsini”), reviewed the Vitacost Board’s fiduciary duties in such circumstances. After further discussion, the Vitacost Board authorized Mr. Kumin to engage in discussions with Osmium Partners and then report to the Board regarding a potential settlement agreement that would provide Osmium Partners with the ability to nominate an independent designee to the Vitacost Board in exchange for agreeing to certain standstill obligations.

On January 28, 2014, the Vitacost Board convened a special meeting to discuss the status of Vitacost’s discussions with Osmium Partners. During the meeting, representatives of Wilson Sonsini reviewed with the Vitacost Board proposed settlement terms with Osmium Partners, including providing Osmium Partners with the ability to nominate an independent designee to the Vitacost Board in exchange for agreeing to certain standstill obligations.

From January 15 through March 6, 2014, a total of 23 strategic buyers were contacted to gauge their interest in entering into discussions regarding a potential transaction with Vitacost. Eleven of such parties expressed interest in pursuing discussions regarding a potential transaction with Vitacost and entered into confidentiality agreements with Vitacost to facilitate further discussions. Five of such parties ultimately participated in diligence meetings with Vitacost management.

Beginning on January 15, 2014, Vitacost provided the 11 potential bidders that executed confidentiality agreements with Vitacost with access to certain confidential legal, financial and operational information.

In mid-February 2014, on behalf of Vitacost, a representative of Jefferies contacted Robert Beyer, a director of Kroger, to gauge Kroger’s interest in a potential transaction with Vitacost. Mr. Beyer is also a director of the parent company of Jefferies. Mr. Beyer directed the representative of Jefferies to J. Michael Schlotman, Kroger’s Chief Financial Officer. Subsequently, a representative of Jefferies contacted Mr. Schlotman, and Mr. Schlotman indicated that Kroger would potentially be interested in a transaction with Vitacost.

On February 20, 2014, Consac, LLC, an activist stockholder and large Vitacost stockholder, issued a press release requesting that the Vitacost Board unlock stockholder value through a sale transaction.

On February 25, 2014, the Vitacost Board convened a special meeting. At the meeting, the Vitacost Board discussed the status of the settlement negotiations with Osmium Partners, as well as Vitacost’s recent interactions with Consac, LLC. During the meeting, representatives of Wilson Sonsini reviewed with the Vitacost Board the proposed settlement terms with Osmium Partners and the Vitacost Board’s fiduciary duties when considering such settlement. After further discussion, the Vitacost Board authorized Mr. Kumin and Vitacost management to enter into a settlement agreement with Osmium Partners on the terms discussed with the Board. At the meeting, the Vitacost Board also received an update regarding the status of Vitacost’s third-party solicitation process. The Vitacost Board then discussed potential next steps with respect to discussions with various potential bidders, including potentially issuing a press release announcing that Vitacost was exploring potential strategic alternatives. As part of this discussion, representatives of Wilson Sonsini reviewed with the Vitacost Board its fiduciary duties regarding these proposed actions.

On February 27, 2014, executives from Vitacost and a potential strategic counterparty, referred to as Party A, met to discuss and share preliminary due diligence information.

Also on February 27, 2014, Vitacost issued a press release announcing that it was exploring and evaluating strategic alternatives available to Vitacost in order to maximize stockholder value. Following the issuance of the press release, in-bound interest was received from another 10 parties. After discussion regarding these parties with the assistance of Jefferies, members of Vitacost’s management and the Vitacost Board determined that none of these parties were credible alternatives because, among other factors, they lacked the financial resources to consummate a transaction or failed to confirm genuine interest in pursuing a transaction or an acquisition of the entire company.

On March 5, 2014, executives from Vitacost and a potential strategic counterparty, referred to as Party B, met to discuss and share preliminary due diligence information.

On March 11, 2014, executives from Vitacost and a potential strategic counterparty, referred to as Party C, met to discuss and share preliminary due diligence information.

On March 12, 2014, executives from Vitacost and a potential strategic counterparty, referred to as Party D, met to discuss and share preliminary due diligence information.

On March 19, 2014, representatives of Party C informed representatives of Jefferies that Party C had determined not to continue discussions with Vitacost regarding a potential transaction at that time.

On March 21, 2014, Vitacost entered into a Nomination and Standstill Agreement with John H. Lewis, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Diamond, LP. (collectively, the “Osmium Group”), Jeffrey J. Horowitz, Great Hill Equity Partners III, L.P., Great Hill Equity Partners IV, L.P. and Great Hill Investors, LLC pursuant to which the Osmium Group agreed to certain standstill provisions and Vitacost agreed to appoint and nominate one independent person designated by the Osmium Group (the “Independent Designee”) to Vitacost’s Board. Pursuant to the terms of such agreement, on March 21, 2014, Vitacost increased the size of the Vitacost Board from six to seven members and appointed Michael J. McConnell to the Board as the Independent Designee.

On March 28, 2014, Vitacost entered into a confidentiality agreement with Kroger.

On April 2, 2014, Vitacost received a preliminary written proposal from Party A to purchase all of Vitacost’s outstanding Shares for $6.50 to $7.50 per Share in cash.

On April 2, 2014, executives from Vitacost and Kroger met to discuss and share preliminary due diligence information.

On April 3, 2014, representatives of Party B contacted representatives of Jefferies and indicated that Party B had determined not to continue discussions regarding a potential transaction with Vitacost at that time.

Also, on April 3, 2014, Party D requested additional diligence information and indicated that it was still internally reviewing the opportunity and would provide additional feedback during the week of April 7, 2014.

On April 4, 2014, Kroger indicated to a representative of Jefferies that Kroger expected to submit a preliminary written proposal during the week of April 7, 2014.

On April 7, 2014, the Vitacost Board convened a special meeting, which was attended by representatives of Vitacost’s management and legal and financial advisors. At that meeting, the Vitacost Board received an update regarding the status of discussions with the third parties that had been contacted regarding a potential transaction with Vitacost. Jefferies also discussed with the Vitacost Board financial aspects of Party A’s proposal. During this discussion, the Vitacost Board considered, with the assistance of Vitacost’s management and advisors, various strategic alternatives available to Vitacost, including the trajectory of Vitacost as a standalone, independent business and certain financial matters relating to Vitacost. Following this discussion, the Vitacost Board determined to continue exploring potential transactions with each of Kroger and Parties A and D.

Thereafter, representatives of Party D informed representatives of Jefferies that Party D had determined not to continue discussions with Vitacost regarding a potential transaction at that time.

On April 10, 2014, Vitacost received a preliminary written proposal from Kroger to purchase all of Vitacost’s outstanding Shares for $7.00 to $8.25 per Share in cash.

Beginning on April 11, 2014, Vitacost provided Kroger and Party A with access to an online data room, which included certain additional confidential legal, financial and operational information. The information in the online data room was continuously updated and supplemented with additional information throughout the process.

On April 18, 2014, process guidelines were sent to the remaining bidders in which each party was invited to submit a definitive proposal for a possible transaction with Vitacost by May 14, 2014. The process guidelines further provided that definitive proposals should, among other things, include a mark-up of Vitacost’s draft Merger Agreement that would be posted to the online data room.

On April 28, 2014, the draft Merger Agreement was posted to the online data room.

On May 14, 2014, representatives of Party A informed representatives of Jefferies that Party A’s then current view of value was below the low end of its prior range of $6.50 to $7.50 per Share and that Party A would need additional time to complete its valuation work and submit a written indication.

Also on May 14, 2014, Vitacost received a written proposal from Kroger to purchase all of Vitacost’s outstanding Shares for $8.00 per Share in cash.

On May 16, 2014, the Vitacost Board convened a special meeting, which was attended by representatives of Vitacost’s management and legal and financial advisors. At the meeting, Jefferies summarized the third-party solicitation process that had been conducted on behalf of Vitacost since December 2013, and informed the Vitacost Board that two parties, Party A and Kroger, were in discussions with Vitacost regarding a potential transaction, although Party A had indicated that its view of value was now below its previously indicated range of $6.50 to $7.50 per Share. During this discussion, the Vitacost Board considered, with the assistance of Vitacost’s management and advisors, various strategic alternatives available to Vitacost, including the trajectory of Vitacost as a standalone, independent business, and certain financial matters relating to Vitacost. During the meeting, a representative of Wilson Sonsini reviewed with the Vitacost Board its fiduciary duties in the context of evaluating potential acquisition transactions under Delaware law. The Vitacost Board then reviewed and discussed Kroger’s May 14th proposal, in particular the price and proposed 45-day due diligence period, during which Vitacost would grant Kroger exclusivity, reflected in such proposal. Following discussion, the Vitacost Board determined to seek a higher purchase price from Kroger and to continue discussions. Following this determination, the Vitacost Board authorized Jefferies to continue negotiations with Kroger, and provided guidance to Jefferies regarding price and exclusivity negotiations with Kroger.

Later, on May 16, 2014, in accordance with the Vitacost Board’s directives, Jefferies requested that Kroger revise certain terms of its proposal, including an increase in its proposed purchase price and a decrease in its requested due diligence period.

On May 19, 2014, representatives of Kroger indicated to representatives of Jefferies that Kroger was not willing to increase its proposed purchase price above $8.00 per Share but would shorten its requested due diligence period, during which Vitacost would grant Kroger exclusivity, from 45 days to 38 days.

On May 20, 2014, upon Vitacost’s instructions, Jefferies informed Party A that its proposal was significantly inferior to the leading proposal on price and other material terms, and that barring an improved proposal, Vitacost would likely proceed with another party. Representatives of Party A indicated that Party A would not be able to increase its proposed bid.

On May 23, 2014, the Vitacost Board convened a special meeting, which was attended by representatives of Vitacost’s management and legal and financial advisors to receive an update and to discuss further the potential transaction with Kroger. At the meeting, Jefferies summarized the status of the negotiations with Kroger, specifically that Kroger indicated that it was unwilling to increase its proposed purchase price above $8.00 per Share but was willing to shorten its requested due diligence period, during which Vitacost would grant Kroger exclusivity, to 38 days. The Vitacost Board also was informed that Party A had indicated that it would not be able to increase its proposed bid. Following discussion, the Vitacost Board determined to continue discussions with Kroger regarding a potential transaction at its proposed price of $8.00 per Share and to provide Kroger with a due diligence period, during which Vitacost would grant Kroger exclusivity of up to 38 days. The Vitacost Board also authorized Vitacost’s management to facilitate Kroger’s confirmatory due diligence and, with Wilson Sonsini’s assistance, begin negotiating definitive transaction documents with Kroger for the proposed transaction.

Also on May 23, 2014, Vitacost and Kroger entered into a non-binding agreement, which provided for a due diligence period of up to 38 days, during which Vitacost would grant Kroger exclusivity subject to either party’s right to terminate such exclusivity upon written notice to the other party.

On May 27, 2014, Vitacost made available to representatives of Kroger additional information in an online data room containing financial, operating, regulatory, intellectual property, employment, legal and other information concerning Vitacost and its business, and representatives of Kroger commenced Kroger’s confirmatory due diligence process. Over the course of the following 30 days, representatives of Vitacost and Kroger met on numerous occasions to continue to facilitate the completion of Kroger’s due diligence process. These meetings included in-person and telephonic diligence sessions and discussions with Vitacost’s management, including discussions regarding the sales, marketing, technology and operations of Vitacost.

On June 4, 2014, representatives of Wilson Sonsini and Weil, Gotshal & Manges LLP (“Weil”), counsel to Kroger, discussed the timing and structure of the proposed transaction.

On June 16, 2014, the Vitacost Board at a regular meeting, attended by representatives of Vitacost’s management and legal and financial advisors, reviewed the status of negotiations with Kroger. A representative of Wilson Sonsini reviewed the fiduciary duties of the Vitacost Board with respect to the evaluation of the proposed transaction. Jefferies also discussed with the Vitacost Board on a preliminary basis financial aspects of Kroger’s proposal. Following discussion, during which the Vitacost Board provided guidance to Wilson Sonsini regarding certain terms of a Merger Agreement, the Vitacost Board directed representatives of Wilson Sonsini to negotiate the terms of a Merger Agreement with Kroger’s legal counsel.

On June 16, 2014, Weil delivered a mark-up of the Merger Agreement to Wilson Sonsini for its review. Wilson Sonsini proceeded to review the mark-up of the Merger Agreement and summarized key issues for Vitacost’s management, including with respect to closing conditions, circumstances under which the Vitacost Board could change its recommendation to Vitacost stockholders regarding the proposed transaction, the conditions under which the Merger Agreement could be terminated, and proposed termination fee.

On June 19, 2014, representatives of Wilson Sonsini and Weil negotiated the terms and conditions of the Merger Agreement, including, among others, the transaction structure, closing conditions, the circumstances under which the Vitacost Board could change its recommendation to Vitacost stockholders regarding the proposed transaction, the conditions under which the Merger Agreement could be terminated, and proposed termination fee.

On June 24, 2014, Wilson Sonsini delivered a revised draft of the Merger Agreement to Weil, which reflected the guidance of the Vitacost Board on certain material terms, including the structure of the transaction as a tender offer, proposal of a significantly lower termination fee and other terms addressing certainty of consummating the transactions contemplated by the Merger Agreement.

During the period between June 24, 2014 to June 30, 2014, Weil and Wilson Sonsini continued to negotiate and exchange revised drafts of the Merger Agreement.

On June 28, 2014, Weil delivered a draft form of the Support Agreement to Wilson Sonsini, which was proposed to be entered into by certain stockholders of Vitacost. If the Merger Agreement is terminated for any reason, including as a result of the Vitacost Board exercising its fiduciary out, the Support Agreements automatically terminate.

On July 1, 2014, the Vitacost Board convened a meeting attended by representatives of Vitacost’s management and legal and financial advisors. At the meeting, representatives of Wilson Sonsini provided a detailed review of the terms of the Merger Agreement, including the resolution of material open points. Jefferies then reviewed with the Vitacost Board its financial analysis of the proposed $8.00 per Share cash consideration and delivered an oral opinion, confirmed by delivery of a written opinion dated July 1, 2014, to the Vitacost Board to the effect that, as of that date and based upon and subject to the various assumptions, limitations and qualifications described in its written opinion, the $8.00 per Share cash consideration to be received pursuant to the Merger Agreement by holders of Shares (other than Kroger, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. Representatives of Wilson Sonsini then provided a summary of the transaction, the timetable, the Merger Agreement and the Support Agreements.

Following discussion, and taking into consideration the factors described below under “Reasons for the Vitacost Board’s Recommendation,” the Vitacost Board (i) unanimously determined that the Merger Agreement is in the best interests of Vitacost and its stockholders, and declared it advisable to enter into the Merger Agreement, (ii) unanimously determined that the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, taken together, are fair to, and in the best interests of Vitacost and the Vitacost stockholders, (iii) unanimously determined that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that (assuming the accuracy of certain of Kroger’s representations and warranties set forth in the Merger Agreement) the Merger be consummated as soon as practicable following the Acceptance Time and that the transactions contemplated thereby (including the Offer and the Merger) as well as the Support Agreements and the transactions contemplated thereby, are not subject to any restrictions under the provisions of Section 203 of the DGCL, and (iv) unanimously recommended that the Vitacost stockholders accept the Offer and tender their Shares pursuant to the Offer, in accordance with the applicable provisions of Delaware law.

Later on July 1, 2014, Vitacost and Kroger executed the definitive Merger Agreement and certain stockholders of Vitacost entered into the Support Agreements.

On the morning of July 2, 2014, before the opening of trading on the NASDAQ Global Market, Vitacost and Kroger issued a joint press release announcing the execution of the Merger Agreement and the Offer and the Merger contemplated by the Merger Agreement.

Reasons for the Vitacost Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Support Agreements, the Vitacost Board held several meetings and consulted with Vitacost’s management and legal and financial advisors, and reviewed, evaluated and considered numerous factors and a significant amount of information and data, including the following:

•	information concerning Vitacost’s business, financial performance (both past and prospective) and Vitacost’s financial condition, results of operations (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

•	Vitacost’s business and financial prospects if Vitacost were to remain an independent company, and the growth and scale required to compete effectively in Vitacost’s industry;

•	possible alternatives to the Offer and the Merger (including the option of continuing to operate independently), the timing and likelihood of accomplishing the business plans and strategic objectives of those alternatives, and potential benefits and risks of those alternatives;

•	the results of Vitacost’s discussions with other third parties that would reasonably be expected to have interest in acquiring Vitacost, and the Vitacost Board’s ability under the terms of the Merger Agreement to negotiate with third parties concerning unsolicited competing acquisition proposals if one were received during the pendency of the Offer;

•	the terms of the Merger Agreement that would reasonably be expected to have an impact on the likelihood that Vitacost would receive an unsolicited competing acquisition proposal during the pendency of the Offer (including the termination fee that would be payable); and

•	the other terms of the Merger Agreement, including closing conditions, the circumstances under which Kroger was required to extend the period of the Offer, the circumstances under which the Vitacost Board could withhold, withdraw, amend, modify or qualify its approval or recommendation to Vitacost stockholders regarding the transaction, the conditions under which the Merger Agreement could be terminated, and proposed termination fee.

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that Vitacost stockholders tender their Shares in the Offer, the Vitacost Board considered numerous factors weighing in favor of the Offer and Merger, including the following:

•	Financial Condition and Prospects of Vitacost. The Vitacost Board’s assessment of Vitacost’s financial prospects, based on its knowledge and familiarity with Vitacost’s business, financial condition, and results of operations were Vitacost to remain independent, as compared to engaging in a business combination. The Vitacost Board discussed and deliberated at length concerning Vitacost’s historical and recent financial performance, and current and future financial prospects, including the potential benefits inherent in, as well as the risks associated with, executing upon and achieving Vitacost’s current management operating plan. The Vitacost Board also considered the highly competitive environment in which Vitacost operates and is expected to operate in the future, the fact that some of Vitacost’s competitors have substantially greater resources and the impact of this competitive environment on Vitacost’s ability to price its products and retain and expand its portion of the total available market.

•	Available Alternatives; Results of Discussions with Third Parties. The Vitacost Board considered the possible alternatives to the acquisition by Kroger (including the possibility of being acquired by another company, or continuing to operate Vitacost as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to Vitacost’s stockholders of these alternatives and the timing and likelihood of accomplishing the goals of such alternatives, as well as the Vitacost Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for the Vitacost Board to create greater value for Vitacost’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Vitacost Board also considered the results of a strategic alternatives review process that the Vitacost Board had publicly announced and conducted, with the assistance of Vitacost’s management and legal and financial advisors, with a view toward receiving proposals from potential business combination partners with the ability to consummate a transaction on terms most favorable to Vitacost’s stockholders, the results of discussions with 23 parties that would reasonably be expected to have interest in acquiring Vitacost, and the fact that none of such parties, other than Kroger, had submitted an actionable proposal to acquire Vitacost. The Vitacost Board also considered the ability of other parties to make, and the possibility that other parties would make, a proposal to acquire Vitacost at a higher price than proposed by Kroger.

•	Premium to Market Value. The value of the consideration to be received by Vitacost stockholders in the Offer and the Merger, which represented a 51% premium to Vitacost’s closing Share price on February 19, 2014, the last trading day before Consac, LLC publicly requested that the Vitacost Board commence a sale process for Vitacost.

•

Opinion of Vitacost’s Financial Advisor. The Vitacost Board considered the opinion of Jefferies, dated July 1, 2014, to the Vitacost Board as to the fairness, from a financial point of view and as of such date, of the $8.00 per Share cash consideration to be received pursuant to the Merger Agreement by holders of Shares (other than Kroger, Purchaser and their respective affiliates), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies as more fully described under the caption “Opinion of Vitacost’s Financial Advisor.” Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any related matter.

•	Terms of the Merger Agreement. The provisions of the Merger Agreement, in particular the following (for a discussion of the terms of the Merger Agreement, see “Arrangements with Kroger and Purchaser” above):

•	Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Vitacost stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

•	No Financing Condition. Kroger’s obligations under the Offer are not subject to any financing condition, and Kroger’s representations in the Merger Agreement that it has and will have sufficient funds available to consummate the Offer and the Merger.

•	Ability to Respond to Certain Unsolicited Indications of Interest. The Merger Agreement provides for the ability of the Vitacost Board to respond to indications of interest that did not result from a breach in any material respect of the non-solicitation obligations in the Merger Agreement, if (A) the Vitacost Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal constitutes, or is reasonably likely to lead to, a proposal which the Vitacost Board believes is more favorable to the Vitacost stockholders, from a financial point of view, than the transactions contemplated by the Merger Agreement (taking into account any counteroffer or proposal made by Kroger in response thereto), (B) Vitacost first obtains from such person an executed confidentiality agreement on terms with respect to confidential information that are no less favorable to Vitacost than those contained in the Confidentiality Agreement and (C) Vitacost provides prior written notice to Kroger of its intent to furnish information or enter into discussions or negotiations with such person.

•	Change of Recommendation; Fiduciary Termination Right. In the event Vitacost receives a superior proposal, the Vitacost Board has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend, modify or qualify its approval or recommendation to Vitacost stockholders of the Offer or the Merger, and the Vitacost Board may terminate the Merger Agreement to accept a superior proposal, if the Vitacost Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its fiduciary duties to the Vitacost stockholders under Delaware law, Vitacost complies with certain procedures under the Merger Agreement, and Vitacost has not materially breached the provisions of the Merger Agreement relating to the ability of the Vitacost Board to respond to unsolicited indications of interest and change its recommendation with respect to such superior proposal or any person making such superior proposal.

•	Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Kroger’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions. The Vitacost Board also considered the availability of Section 251(h) under the DGCL, which would permit Kroger and Purchaser to close the Merger without the adoption of the Merger Agreement by Vitacost’s stockholders, thereby enabling Vitacost’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduce uncertainty during the pendency of the transaction).

•	Support Agreements. The Support Agreements entered into by certain stockholders of Vitacost terminate in the event that Vitacost terminates the Merger Agreement, which would permit those persons to support a transaction involving a superior proposal.

•	Business Reputation of Kroger. The business reputation and capabilities of Kroger and its management and the substantial financial resources of Kroger, which the Vitacost Board believed supported the conclusion that a transaction with Kroger could be completed relatively quickly and in an orderly manner.

In the course of its deliberations, the Vitacost Board also considered a variety of risks and factors weighing against the Offer and the Merger, including:

•	Risks of Announcement and Closing. The risks and contingencies related to the announcement and pendency of the Offer and the Merger, including the impact on Vitacost’s employees and its relationships with existing and prospective customers, suppliers and business partners, as well as other third parties.

•	Conditionality; Risk of Termination. The conditions to Kroger’s obligation to complete the Offer and the Merger and the right of Kroger to terminate the Merger Agreement under certain specified circumstances.

•	Completion Risks. The risks and costs to Vitacost if the Offer and the Merger are not completed, including the diversion of management and employee attention, potential employee attrition, the potential impact on Vitacost’s stock price and the effect on its business relationships.

•	Governmental Approvals. The risks of a delay in receiving, or a failure to receive, the necessary antitrust approvals and clearances to complete the Offer and the Merger.

•	Cash Transaction. The fact that Vitacost stockholders will receive cash in exchange for their Shares and, as a result, will forgo any potential future increase in Vitacost’s value, and that any gains realized as a result of the Offer and the Merger generally will be taxable to Vitacost stockholders.

The foregoing discussion of information and factors considered and given weight by the Vitacost Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Vitacost Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Vitacost Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Vitacost Board may have given different weights to different factors. In arriving at its recommendation, the Vitacost Board was aware of and took into consideration the interests of executive officers and directors of Vitacost as described under “Past Contracts, Transactions, Negotiations and Agreements” above.

Opinion of Vitacost’s Financial Advisor

Vitacost has retained Jefferies as its financial advisor in connection with the transactions contemplated by the Merger Agreement. In connection with this engagement, Vitacost requested that Jefferies evaluate the fairness, from a financial point of view, of the consideration to be received pursuant to the Merger Agreement by holders of Shares (other than Kroger, Purchaser and their respective affiliates). On July 1, 2014, at a meeting of the Vitacost Board held to evaluate the Offer and the Merger, Jefferies delivered an oral opinion, confirmed by delivery of a written opinion dated July 1, 2014, to the Vitacost Board to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $8.00 per Share cash consideration to be received pursuant to the Merger Agreement by holders of Shares (other than Kroger, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies. This opinion is attached as Annex A and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the Vitacost Board (in its capacity as such) in its evaluation of the per Share cash consideration payable pursuant to the Merger Agreement from a financial point of view and did not address any other aspect of the Offer, the Merger or any other matter. The opinion did not address the relative merits of the Offer or the Merger as compared to any alternative transaction or opportunity that might be available to Vitacost, nor did it address Vitacost’s underlying business decision to engage in the Offer or the Merger, or the terms of the Merger Agreement or related documents, including, any term, aspect or implication of any tender and support agreement or other agreements or arrangements contemplated by or resulting from the transactions contemplated by the Merger Agreement or otherwise. Jefferies’ opinion does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any related matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed an execution copy, made available to Jefferies on June 30, 2014, of the Merger Agreement;

•	reviewed certain publicly available financial and other information about Vitacost;

•	reviewed certain information furnished to Jefferies by Vitacost management relating to Vitacost’s business, operations and prospects, including financial forecasts and estimates prepared by Vitacost management;

•	held discussions with members of Vitacost senior management concerning the matters described in the two preceding bullets;

•	held discussions, at the direction of the Vitacost Board, with third parties to solicit indications of interest in the possible acquisition of Vitacost;

•	reviewed the trading price history and implied multiples for the Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the financial terms of the Offer and the Merger with publicly available financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Vitacost or that was publicly available to Jefferies (including, without limitation, the information described above) or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of Vitacost management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of Vitacost and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies was informed, however, and assumed, that such financial forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of Vitacost management as to the future financial performance of Vitacost. Jefferies expressed no opinion as to any such financial forecasts or estimates or the assumptions on which they were based. Jefferies relied upon the assessments of Vitacost management as to, among other things, the potential impact on Vitacost of market and other trends and prospects for, and governmental and regulatory laws and regulations relating to or affecting, the health and wellness online retail industry. Jefferies assumed, with the consent of the Vitacost Board, that there would not be any developments with respect to such matters that would be meaningful in any respect to its analyses and opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of the opinion.

Jefferies made no independent investigation of any legal, accounting or tax matters affecting Vitacost, and Jefferies assumed the correctness in all respects meaningful to its analysis of all legal, accounting and tax advice given to Vitacost or the Vitacost Board, including, without limitation, advice as to the legal, accounting and tax consequences to Vitacost and its stockholders of the terms of, and transactions contemplated by, the Merger Agreement. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transactions contemplated by the Merger Agreement to any holder of Shares. Jefferies assumed, at the direction of the Vitacost Board, that the final Merger Agreement, when signed by the parties thereto, would not differ from the execution version of the Merger Agreement it reviewed in any respect meaningful to its analyses or opinion. Jefferies also assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Vitacost, the Offer or the Merger.

Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Vitacost, other than holders of Shares (excluding Kroger, Purchaser and their respective affiliates) as expressly set forth in its opinion. Jefferies expressed no opinion as to the prices at which Shares would trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Vitacost’s officers, directors or employees, or any class of such persons, in connection with the Offer, the Merger or related transactions, relative to the per Share cash consideration payable in the Offer, the Merger and related transactions or otherwise. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness committee.

In connection with rendering its opinion to the Vitacost Board, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to Vitacost or the Offer and the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Vitacost in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Vitacost. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

The per Share cash consideration payable in the Offer and the Merger was determined through negotiation between Vitacost and Kroger, and the decision by Vitacost to enter into the Merger Agreement was solely that of the Vitacost Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the Vitacost Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Vitacost Board or management with respect to the Offer, the Merger or related transactions or the consideration payable in the Offer, the Merger or related transactions.

The following is a brief summary of the material financial analyses reviewed with the Vitacost Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of Vitacost and the following nine selected companies which Jefferies in its professional judgment considered generally relevant for comparative purposes as U.S. publicly traded companies in the business-to-consumer online retail industry with revenue ranging from approximately $250 million to $5 billion and less than 50% revenue growth, referred to as the selected companies:

•	HSN, Inc.

•	Vistaprint N.V.

•	Shutterfly, Inc.

•	Overstock.com, Inc.

•	Blue Nile, Inc.

•	LightInTheBox Holding Co., Ltd.

•	1-800-FLOWERS.COM, Inc.

•	CafePress Inc.

•	U.S. Auto Parts Network, Inc.

Jefferies reviewed enterprise values, calculated as fully diluted equity value based on closing stock prices on June 30, 2014 plus total debt, preferred stock, capital leases and minority interests less cash and cash equivalents, as multiples of calendar year 2014 and calendar year 2015 estimated revenue, gross profit and earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Financial data of the selected companies were based on Wall Street research estimates as of June 30, 2014. Financial data of Vitacost were based on internal estimates of Vitacost management and Wall Street research estimates and Vitacost’s public filings as of June 30, 2014.

For calendar year 2014, the overall low to high multiples observed for the selected companies were as follows:

•	estimated revenue: 0.2x to 1.9x (with a median of 0.6x and 25th to 75th percentile range of 0.5x to 0.9x);

•	estimated gross profit: 0.7x to 3.6x (with a median of 1.8x and 25th to 75th percentile range of 1.4x to 2.8x); and

•	estimated EBITDA: 7.4x to 16.2x (with a median of 9.0x and 25th to 75th percentile range of 8.0x to 10.5x).

For calendar year 2015, the overall low to high multiples observed for the selected companies were as follows:

•	estimated revenue: 0.2x to 1.6x (with a median of 0.5x and 25th to 75th percentile range of 0.4x to 0.9x);

•	estimated gross profit: 0.7x to 3.0x (with a median of 2.0x and 25th to 75th percentile range of 1.2x to 2.8x); and

•	estimated EBITDA: 4.4x to 11.0x (with a median of 8.3x and 25th to 75th percentile range of 7.2x to 9.0x).

Calendar year 2014 estimated revenue and gross profit multiples observed for Vitacost were 0.4x and 2.0x, respectively, based on Vitacost management estimates and 0.4x and 1.9x, respectively, based on Wall Street research estimates as of June 30, 2014. Vitacost’s observed calendar year 2014 estimated EBITDA multiple was considered not meaningful, referred to as “NM,” given Vitacost’s negative projected EBITDA for calendar year 2014. Calendar year 2015 estimated revenue, gross profit and EBITDA multiples observed for Vitacost were 0.4x, 1.6x and 20.7x, respectively, based on Vitacost management estimates and 0.4x, 1.6x and 27.4x, respectively, based on Wall Street research estimates as of June 30, 2014. Jefferies then applied selected ranges of calendar year 2014 estimated revenue and gross profit multiples of 0.4x to 0.9x and 1.5x to 2.5x, respectively, and calendar year 2015 estimated revenue, gross profit and EBITDA multiples of 0.3x to 0.8x, 1.25x to 2.25x and 8.0x to 11.0x, respectively, derived from the selected companies to corresponding data of Vitacost based on internal estimates of Vitacost’s management. Jefferies noted that applying selected ranges of calendar year 2014 EBITDA multiples to corresponding data of Vitacost was not meaningful given Vitacost’s negative projected EBITDA for such calendar year. This analysis indicated the following approximate implied per Share equity value reference ranges for Vitacost, as compared to the $8.00 per Share cash consideration:

		Implied Per Share Equity Value Reference Ranges Based on:				Per Share Cash Consideration
CY2014E Revenue	CY2015E Revenue	CY2014E Gross Profit	CY2015E Gross Profit	CY2014E EBITDA	CY2015E EBITDA
$5.76 - $11.14	$5.16 - $11.49	$4.96 - $7.52	$4.99 - $8.05	NM	$2.97 - $3.77	$8.00

Selected Precedent Transactions Analysis. Using publicly available information, Jefferies reviewed financial data relating to the following 10 selected transactions publicly announced from April 1, 2012 to February 27, 2014 which Jefferies in its professional judgment considered generally relevant for comparative purposes as transactions with transaction values of less than $1.0 billion involving target companies with operations in the health and wellness online retail industry, referred to as the selected transactions:

Announcement Date	Acquiror	Target
February 27, 2014	• Essilor International, S.A.	• Coastal Contracts Inc.
January 13, 2014	• Groupon, Inc.	• Ideeli, Inc.
August 1, 2013	• Blucora, Inc.	• Monoprice, Inc.
December 21, 2012	• The TJX Companies, Inc.	• Sierra Trading Post, Inc.
October 10, 2012	• CafePress Inc.	• EZ Prints Inc.
July 5, 2012	• Walgreen Co.	• USA Drug pharmacy chain
June 4, 2012	• Autozone, Inc.	• AutoAnything, Inc.
June 4, 2012	• Wellpoint, Inc.	• 1-800 CONTACTS, Inc.
April 16, 2012	• Fanatics, Inc.	• Dreams, Inc.
April 1, 2012	• Schiff Nutrition International, Inc.	• Airborne, Inc.

Jefferies reviewed transaction values of the selected transactions, calculated as the purchase prices paid for the target companies involved in such transactions plus total debt, preferred stock, capital leases and minority interests less cash and cash equivalents, as multiples of such target companies’ trailing 12 months revenue and EBITDA prior to acquisition, as available. Financial data of the selected transactions were based on publicly available and other information. Financial data of Vitacost was based on Vitacost’s most recently available publicly reported financial information. The overall low to high trailing 12 months revenue multiples observed for the selected transactions were 0.4x to 2.3x (with a median of 1.2x and 25th to 75th percentile range of 0.9x to 1.8x) and trailing 12 months EBITDA multiples observed for the selected transactions were 10.7x to 26.8x (with a median of 12.0x and 25th to 75th percentile range of 11.3x to 17.0x). Jefferies then applied selected ranges of trailing 12 months revenue multiples of 0.5x to 1.5x derived from the selected transactions to Vitacost’s trailing 12 months (as of March 31, 2014) revenue. Jefferies noted that applying selected ranges of trailing 12 months EBITDA multiples derived from the selected transactions to Vitacost’s trailing 12 months (as of March 31, 2014) EBITDA was not meaningful given Vitacost’s negative EBITDA during such period. This analysis indicated the following approximate implied per Share equity value reference range for Vitacost, as compared to the $8.00 per Share cash consideration:

Implied Per Share Equity Value Reference Range Based on:		Per Share Cash Consideration
LTM Revenue	LTM EBITDA
$6.42 - $15.97	NM	$8.00

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of Vitacost by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Vitacost was forecasted to generate during the last six months of the fiscal year ending December 31, 2014 through the full fiscal year ending December 31, 2018 based on internal forecasts and estimates of Vitacost management. The terminal value of Vitacost was calculated at the end of the forecast period by using a range of perpetuity growth rates of 4.0% to 6.0%. The present values (as of June 30, 2014) of the cash flows and terminal values were then calculated using discount rates ranging from 14.0% to 16.0% derived from a weighted average cost of capital calculation. For purposes of such analysis, Jefferies took into account, among other things, stock-based compensation as a cash expense and the estimated present value of potential U.S. Federal tax savings anticipated by the management of Vitacost to result from the utilization of net operating loss carryforwards. This analysis indicated the following approximate implied per Share equity value reference range for Vitacost, as compared to the $8.00 per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$6.84 - $9.46	$8.00

Other Information. Jefferies observed certain additional information that was not considered part of Jefferies’ financial analyses with respect to its opinion but was noted for informational purposes, including:

•	premiums paid in 34 selected U.S. technology transactions announced from January 1, 2011 to June 30, 2014 with transaction values ranging from approximately $100 million to $500 million based on closing stock prices of the target companies involved in such transactions one day and 20 days prior to public announcement of the relevant transaction; applying the 25th to 75th percentile ranges of one day and 20 day premiums derived from such transactions of approximately 23.1% to 54.6% and 26.3% to 57.8%, respectively, to (i) Vitacost’s unaffected closing Share prices on February 19, 2014 (the last trading day prior to Consac, LLC’s public announcement that it had sent a letter to the Vitacost Board calling for a sale process) and January 23, 2014, respectively, and (ii) Vitacost’s closing Share prices on June 27, 2014 and June 2, 2014, respectively, indicated implied per Share equity value reference ranges for Vitacost of approximately $6.52 to $9.63 per Share and $7.72 to $10.21 per Share, respectively;

•	the historical trading performance of the Shares over various periods, including the 52-week period ended June 30, 2014, which indicated low to high closing prices for the Shares during such period of approximately $5.19 to $9.14 per Share; and

•	stock price targets for the Shares as reflected in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Shares of $8.50 to $10.00 per Share (with a median of $9.25 per Share).

Miscellaneous. A member of the board of directors of Jefferies’ parent company, Leucadia National Corporation, is a member of the board of directors of Kroger. Jefferies maintains a market in the securities of Vitacost and, in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of

Vitacost, Kroger and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities. Jefferies and its affiliates may in the future seek to provide financial advisory and financing services to Vitacost, Kroger and their respective affiliates, for which services Jefferies and its affiliates would expect to receive compensation. During the two-year period preceding the date of Jefferies’ opinion, Jefferies had not provided any such services unrelated to the Offer and the Merger to Vitacost or Kroger for which it received compensation.

Jefferies was selected to act as Vitacost’s financial advisor in connection with the Offer and the Merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

For a description of the terms of Jefferies’ engagement as Vitacost’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

Vitacost Financial Forecasts

Vitacost does not as a matter of course make public projections as to future performance, earnings or other results, and is especially wary of making projections for extended periods given the unpredictability of the underlying assumptions and estimates. However, in connection with its evaluation of Vitacost as part of the Vitacost Board’s strategic review process and subsequent proposed transaction with Kroger, Vitacost management prepared and provided the Vitacost Board with certain internal financial forecasts regarding Vitacost’s anticipated future operations for the fiscal years ended December 31, 2014 through December 31, 2018. These forecasts also were provided to Kroger, and to Vitacost’s financial advisor, Jefferies, for purposes of its financial analyses and opinion, in connection with the transactions contemplated by the Offer and the Merger. The forecasts identified above are referred to collectively as the “Internal Financial Forecasts.” Summaries of the Internal Financial Forecasts are set forth below.

The Internal Financial Forecasts were prepared by Vitacost’s management solely for internal purposes and were not prepared with a view toward public disclosure. The Internal Financial Forecasts also were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by Vitacost’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto. There is no guarantee that the Internal Financial Forecasts or assumptions on which they were based will be realized. Further, the Internal Financial Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. Vitacost’s stockholders are cautioned not to place undue reliance on the Internal Financial Forecasts included in this Schedule 14D-9. The Internal Financial Forecasts are included in this Schedule 14D-9 not to influence your decision whether to tender your Shares in the Offer, but rather because they were made available to parties involved in the Offer and the Merger. The Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Vitacost’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the risks and uncertainties identified in the reports filed by Vitacost with the SEC (including Vitacost’s Form 10-K for the fiscal year ended December 31, 2013). Some of these specific risks, although not all, are: general economic, business and political conditions nationally and internationally; significant competition in Vitacost’s industry; unfavorable publicity or consumer perception of Vitacost’s products on the Internet; the incurrence of material product liability and product recall costs; costs of compliance and Vitacost’s failure to comply with government regulations; inability to defend intellectual property claims; Vitacost’s failure to keep pace with the demands of customers for new products; the current global economic climate; disruptions in Vitacost’s information technology systems, and the lack of long-term experience with human consumption of some of Vitacost’s products with innovative ingredients. The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change and that do not reflect any of the effects of the Offer or the Merger, or any other changes that may in the future affect Vitacost or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Since the Internal Financial Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. The Internal Financial Forecasts should be read together with the historical financial statements of Vitacost included in its Form 10-K for the fiscal year ended December 31, 2013.

Accordingly, there can be no assurance that the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Vitacost, Kroger, Purchaser or their respective affiliates, advisors or other representatives considered or consider the Internal Financial Forecasts to be necessarily predictive of actual future events, and the Internal Financial Forecasts should not be relied upon as such. Vitacost has made no representation to Kroger or the Purchaser, in the Merger Agreement or otherwise, concerning the Internal Financial Forecasts and undertakes no obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date on which the Internal Financial Forecasts were prepared or to reflect subsequent events, even if any or all of the assumptions underlying the projections contained in the Internal Financial Forecasts are shown to be in error.

These Internal Financial Forecasts include the following:

	Year Ended December 31,
(dollars in millions)	2014E	2015E	2016E	2017E	2018E
Net Sales	$427.4	$499.0	$586.9	$700.0	$846.9
Gross Profit	$94.9	$114.7	$139.1	$169.5	$208.7
% Margin	22.2%	23.0%	23.7%	24.2%	24.6%
EBITDA(1)*	($3.7)	$9.1	$21.5	$37.9	$59.4
% Margin	(0.9%)	1.8%	3.7%	5.4%	7.0%
EBIT(2)*	($13.0)	$0.2	$12.9	$30.1	$52.4
% Margin	(3.0%)	0.0%	2.2%	4.3%	6.2%
Unlevered Free Cash Flow(3)	($6.3)	$4.2	$10.5	$20.6	$35.0

Growth Statistics(4)*
Revenue	11.7%	16.7%	17.6%	19.3%	21.0%
EBITDA	NM	NM	135.9%	76.0%	57.0%
EBIT	NM	NM	NM	132.9%	74.4%

Note: “NM” denotes not meaningful.

(1)	EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and is used by management to measure operating performance of the business. Management believes EBITDA is a useful measure as it reflects certain operating drivers of Vitacost’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense.
(2)	EBIT is a non-GAAP financial measure. EBIT is defined as earnings before interest and taxes.
(3)	Unlevered Free Cash Flow includes adjustments for pro forma taxes, capital expenditures, working capital and stock-based compensation expenses.
(4)	Represents annual growth statistics for each year presented.
*	EBITDA and EBIT exclude costs associated with the Offer and the Merger. EBITDA also excludes stock-based compensation expenses.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors, and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not refer to any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Under certain circumstances, Purchaser may exercise the Top-Up Option, which allows Purchaser to purchase at a price per share equal to the Offer Price an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned of record by the Purchaser at the time of such exercise, would constitute 100 shares more than 90% of the sum of (A) the Shares then outstanding and (B) the total number of Company Shares that are issuable pursuant to the Company Warrants outstanding at such time. A summary of this option is described in Item 8 below under the heading “Top-Up Option.”

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Kroger and Purchaser — Tender and Support Agreement” for a description of the Support Agreements.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Under the terms of Jefferies’ engagement, Vitacost has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $3.4 million, a portion of which was payable upon delivery of Jefferies’ opinion and approximately $2.65 million of which is payable contingent upon completion of the Offer. In addition, Vitacost has agreed to reimburse Jefferies for its expenses, including fees and expenses of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

Neither Vitacost nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Vitacost on its behalf with respect to the Offer, the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, or affiliates or subsidiaries during the 60 days prior to the filing of this Schedule 14D-9, except with respect to the Support Agreements and as set forth below:

Executive Officer	Date of Transaction	Amount of Securities	Price Per Share	Nature of Transaction
Michael J. McConnell	June 10, 2014	5,000	$6.41	Issuance of Stock Option

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

In addition, pursuant to Section 6.2 of the Merger Agreement, the Company has agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Acceptance Time, the Company and its subsidiaries will not, and will not authorize or knowingly permit any of their respective directors, officers or other employees, controlled affiliates or any investment banker, attorney, accountant or other authorized agent or representative retained by any of them (collectively, “Representatives”) to, directly or indirectly: (i) solicit, initiate, cause or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal, (ii) furnish to any Person (other than Kroger, Purchaser or any designees of Kroger or Purchaser) any non-public information relating to the Company or any of its subsidiaries, or afford to any Person (other than Kroger, Purchaser or any designees of Kroger or Purchaser) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal (as defined in the Merger Agreement) or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, or (iv) enter into any contract contemplating or otherwise relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement)).

Item 8.	Additional Information.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser an option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Kroger and its subsidiaries (including Purchaser) at the time of such exercise, constitutes 100 Shares more than 90% of the sum of (A) the Shares then outstanding and (B) the total number of Company Shares issuable pursuant to the Company Warrants (the “Short Form Threshold”) (after giving effect to the issuance of the Top-Up Shares). The Top-Up Option is not exercisable (i) if the Merger can be effected pursuant to Section 251(h) of the DGCL; (ii) unless immediately after such exercise and the issuance of Company Shares pursuant thereto, Purchaser would own more than the Short-Form Threshold; (iii) for a number of Company Shares in excess of the Company’s then authorized and unissued Company Shares (treating any Company Shares held in the treasury of the Company as unissued) or (iv) if any applicable Law (as defined in the Merger Agreement) or any applicable Order (as defined in the Merger Agreement) shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares.

The exercise price for the Top-Up Option may be paid by Purchaser, at its election, either (A) entirely in cash or (B) in a cash amount equal to the aggregate par value of the Top-Up Option Shares and by executing and delivering to the Company a promissory note, which shall have full recourse against Kroger and Purchaser, having a principal amount equal to the remainder of such purchase price. The promissory note shall bear interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the principal amount of such promissory note remains outstanding and may be repaid without premium or penalty. The unpaid principal amount and accrued interest under the promissory note shall immediately become due and payable in the event that (x) Purchaser fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of thirty (30) days or (y) Purchaser files or has filed against it any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors. Such promissory note shall have no other material terms.

Stockholder Approval Not Required

If Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Company’s stockholders in accordance with Section 253 or Section 251(h) of the DGCL, as applicable. The Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares entitled to vote (whether by meeting of Company stockholders or otherwise) on the adoption of the Merger Agreement, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by stockholders. Additionally, under Section 251(h) of the DGCL and subject to certain statutory provisions, if Purchaser acquires, pursuant to the Offer or otherwise, at least the number of Shares that would otherwise be required to approve the Merger, and the other stockholders receive the same consideration for their Shares as was payable in the Offer, Purchaser can effect the Merger without the approval of the Company’s other stockholders. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under the DGCL, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares following consummation of the Merger as was payable in the Offer.

Delaware Anti-Takeover Law

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction pursuant to which the person became an interested stockholder. The Board approved the Offer and the Merger for purposes of Section 203 of the DGCL, and Kroger and Purchaser have represented in the Merger Agreement that neither is an “interested stockholder.” The Offer is therefore not subject to the restrictions on “business combinations” under Section 203 of the DGCL. Many other states have also adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business in such states or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, we may be required to file certain documents with, or receive approvals from, the relevant state authorities.

Antitrust Law

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the FTC and Antitrust Division of the Department of Justice (the “DOJ”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Kroger of its Pre-merger Notification and Report Form with respect to the Offer, unless Kroger receives a Request for Additional Information and Documentary Materials (a “Second Request”) from the FTC or DOJ or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the FTC or DOJ issues a Second Request, the waiting period with respect to the Offer will be extended.

Pursuant to the HSR Act, Kroger and Vitacost filed their respective Premerger Notification and Report Forms with the FTC and the DOJ on July 16, 2014, for review in connection with the Offer.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares immediately prior to the Effective Time who has neither voted in favor of the merger nor consented thereto in writing and has properly and validly perfected their statutory rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (such Shares held by all such holders, collectively, the “Dissenting Shares”) will not be converted into the right to receive Merger Consideration (as such term is defined in the Merger Agreement). Any judicial determination of fair value of such Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher than, lower than, or equal to the Offer Price or the consideration per Share to be paid in the Merger. Stockholders also should recognize that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not in any way address, fair value for purposes of Section 262 of the DGCL. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. Unless the court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of judgment. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price.

If the Merger is consummated without any meeting of the Company’s stockholders pursuant to Section 251(h) or Section 253 of the DGCL, the Surviving Corporation will be required to send a notice within ten days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE IF THE MERGER IS COMPLETED TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER. STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO, BUT RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Certain Litigation

Two purported class action lawsuits have been filed on behalf of Vitacost stockholders against various defendants including Vitacost, the Vitacost Board, Kroger and Purchaser, in connection with the proposed Merger. Those cases are captioned Ernst v. Vitacost.com, et. al. Case No. 2014 CA 008318 AJ (Fla. Cir. Ct., Palm Beach Cnty., July 7, 2014); and Heim v. Vitacost.com, et. al., Case No. 9883 (Del. Ch. Ct. July 15, 2014). The complaints allege, generally, that the Vitacost Board breached their fiduciary duties to Vitacost stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Vitacost through an allegedly defective process, for an unfair price, and on unfair terms. The lawsuits seek, among other things, equitable relief enjoining the consummation of the proposed Merger, rescission of the proposed Merger (to the extent the proposed merger has already been consummated), damages, and attorneys’ fees and costs.

Information Regarding Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and the Merger and that may be paid or become payable to the Company’s named executive officers, which is referred to as the “golden parachute” compensation.

The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in circumstances described below and as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company”, which is incorporated herein by reference. Severance and bonus payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity. Note that the amounts indicated below are estimates based on multiple assumptions that may or may not occur, including assumptions described in this statement. For purposes of calculating severance amounts, we have assumed that the executive officers experience a qualifying termination of employment on September 1, 2014, including the pro-rated bonus through such date. For purposes of calculating equity acceleration we assume vested status of equity awards as of July 15, 2014.

Name	Cash(1)	Equity(2)	Pension /NQDC	Perquisites /Benefits	Tax Reimbursement	Other	Total ($)
Jeffrey J. Horowitz	$583,333	$5,172,720					$5,756,053
Brian D. Helman	$250,000	$1,042,075					$1,292,075
Joseph Topper	$237,000	$865,500					$1,102,500
Christopher Cavalline	$250,000	$102,000					$352,000
Mary Marbach	$183,750	$407,325					$591,075

(1)	This amount represents cash severance to which each named executive officer would be entitled under the severance provision of their Company employment agreements, described above under “Officer Severance Agreements” upon a termination without cause or resignation for good reason. For Mr. Horowitz, the amount consists of (i) twelve (12) months continued base salary at based on his current annual salary of $400,000 and (ii) a lump sum payment equal to his current target bonus of $275,000, pro-rated through the termination date. For Mr. Helman the amount consists of (i) a lump sum payment equal to six (6) months base salary based on his current annual salary of $300,000 plus (ii) a lump sum payment equal to his current target bonus of $150,000, pro-rated through the termination date. For Mr. Cavalline the amount consists of (i) a lump sum payment equal to six (6) months base salary based on his current annual salary of $300,000 plus (ii) a lump sum payment equal to his current target bonus of $150,000, pro-rated through the termination date. For Mr. Topper the amount consists of (i) a lump sum payment equal to six (6) months base salary based on his current annual salary of $285,000 plus (ii) a lump sum payment equal to his current target bonus of $142,500, pro-rated through the termination date. For Ms. Marbach the amount consists of (i) a lump sum payment equal to six (6) months base salary based on her current annual salary of $220,500 plus (ii) a lump sum payment equal to her current target bonus of $110,250, pro-rated through the termination date.
(2)	The amounts represent the sum of (i) the amounts payable in the Merger in exchange for cancellation of vested Company Options held by the named executive officer with a per share price less than $8.00, plus (ii) the amounts payable in the Merger with respect to unvested Company Options held by the named executive officer with a per share price of less than $8.00 that are subject to single-trigger vesting in the Merger pursuant to the terms of the Merger Agreement, plus (iii) the amounts payable in the Merger with respect to Company RSUs held by the named executive officer that are subject to single-trigger vesting pursuant to the terms of the Merger Agreement.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than just purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Vitacost has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Vitacost’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of Vitacost, including the risks and uncertainties detailed in Vitacost’s public periodic filings with the SEC, including Vitacost’s most recent Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by Kroger and Purchaser in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. Vitacost expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 18, 2014 (incorporated by reference to the Schedule TO filed with the SEC by Purchaser and Kroger on July 18, 2014).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to the Schedule TO filed with the SEC by Purchaser and Kroger on July 18, 2014).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO filed by Purchaser and Kroger on July 18, 2014).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO filed with the SEC by Purchaser and Kroger on July 18, 2014).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO filed with the SEC by Purchaser and Kroger on July 18, 2014).

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on July 18, 2014 (incorporated by reference to the Schedule TO filed with the SEC by Purchaser and Kroger on July 18, 2014).

(a)(5)(A)	Letter to stockholders of the Company, dated July 18, 2014.

(a)(5)(B)	Opinion of Jefferies LLC (included as Annex A hereto).

(a)(5)(C)	Press Release issued by The Kroger Co. on July 2, 2014 (incorporated by reference to Exhibit 99.1 of the Kroger’s TO-C filed with the SEC on July 2, 2014).

(a)(5)(D)	Talking Points for Leaders, distributed on July 2, 2014 (incorporated by reference to Exhibit 99.2 of the Kroger’s TO-C filed with the SEC on July 2, 2014).

(a)(5)(E)	Questions & Answers for Vitacost.com Associates, distributed on July 2, 2014 (incorporated by reference to Exhibit 99.3 of the Kroger’s TO-C filed with the SEC on July 2, 2014).

Exhibit No.	Description

(a)(5)(F)	Investor Script for Conference Call on July 2, 2014 (incorporated by reference to Exhibit 99.4 of the Kroger’s TO-C filed with the SEC on July 2, 2014).

(e)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Vitacost.com, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on July 2, 2014).

(e)(2)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(e)(3)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners IV, L.P. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(e)(4)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Investors, LLC (incorporated by reference to Exhibit 5 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(e)(5)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Jeffrey Horowitz (incorporated by reference to Exhibit 3 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(e)(6)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and JHH Capital, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(e)(7)	Confidentiality Agreement, dated March 28, 2014, as amended, by and between Vitacost.com, Inc. and The Kroger Co. (incorporated by reference to the Schedule TO filed by Purchaser and Kroger on July 18, 2014).

(e)(8)	Certificate of Incorporation of Vitacost.com, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K12B filed with the Securities and Exchange Commission on September 28, 2011).

(e)(9)	Bylaws of Vitacost.com, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K12B filed with the Securities and Exchange Commission on September 28, 2011).

(e)(10)	Form of Indemnification Agreement between Vitacost.com and each officer and director (incorporated by reference to Exhibit 10.11 to Amendment No. 7 of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 21, 2009).

(e)(11)	Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 20, 2007).

(e)(11)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 4.3 to the Company’s Amendment No. 3 of Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 12, 2009).

(e)(12)	2007 Stock Award Plan (incorporated by reference to Exhibit 10.3 to the Company’s Amendment No. 3 of Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 12, 2009).

Exhibit No.	Description

(e)(13)	2011 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2011).

(e)(14)	Form of RSU Agreement (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2014).

(e)(15)	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).

(e)(16)	Employment Agreement dated February 16, 2011 between Vitacost.com, Inc. and Jeffrey J. Horowitz (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2011).

(e)(17)	Employment Agreement dated January 25, 2012 between Vitacost.com, Inc. and Brian Helman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2012).

(e)(18)	Employment Agreement between Vitacost.com, Inc. and Joseph R. Topper, Jr., dated August 6, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2012).

(e)(19)	Employment Agreement between Vitacost.com, Inc. and Chris Cavalline dated July 22, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2013).

(e)(20)	Employment Agreement between Vitacost.com, Inc. and Mary Marbach dated May 2, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VITACOST.COM, INC.

By:	/s/ Jeffrey J. Horowitz
Name:	Jeffrey J. Horowitz
Title:	Chief Executive Officer

Dated:	July 18, 2014

ANNEX A

[LETTERHEAD OF JEFFERIES LLC]

July 1, 2014

The Board of Directors

Vitacost.com, Inc.

5400 Broken Sound Boulevard, NW, Suite 500

Boca Raton, Florida 33487

The Board of Directors:

We understand that Vitacost.com, Inc., a Delaware corporation (“Vitacost”), The Kroger Co., an Ohio corporation (“Kroger”), and Vigor Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Kroger (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) Acquisition Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.00001 per share, of Vitacost (“Vitacost Common Stock”) at a purchase price of $8.00 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Acquisition Sub will be merged with and into Vitacost (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Vitacost Common Stock not previously tendered in the Tender Offer will be converted in the Merger into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Vitacost Common Stock (other than Kroger, Acquisition Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed an execution copy, made available to us on June 30, 2014, of the Agreement;

(ii)	reviewed certain publicly available financial and other information about Vitacost;

(iii)	reviewed certain information furnished to us by the management of Vitacost relating to the business, operations and prospects of Vitacost, including financial forecasts and estimates prepared by the management of Vitacost;

(iv)	held discussions with members of senior management of Vitacost concerning the matters described in clauses (ii) and (iii) above;

(v)	held discussions, at the direction of the Board of Directors of Vitacost (the “Board”), with third parties to solicit indications of interest in the possible acquisition of Vitacost;

(vi)	reviewed the trading price history and implied multiples for Vitacost Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vii)	compared the financial terms of the Transaction with publicly available financial terms of certain other transactions that we deemed relevant; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Vitacost or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We

II-1

The Board of Directors

Vitacost.com, Inc.

July 1, 2014

have relied on assurances of the management of Vitacost that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Vitacost and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. We have been informed, however, and we have assumed, that such financial forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Vitacost as to the future financial performance of Vitacost. We express no opinion as to any such financial forecasts or estimates or the assumptions on which they are based. We have relied upon the assessments of the management of Vitacost as to, among other things, the potential impact on Vitacost of market and other trends and prospects for, and governmental and regulatory laws and regulations relating to or affecting, the health and wellness online retail industry. We have assumed, with your consent, that there will not be any developments with respect to such matters that would be meaningful in any respect to our analyses and opinion.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, accounting or tax matters affecting Vitacost, and we have assumed the correctness in all respects meaningful to our analysis of all legal, accounting and tax advice given to Vitacost or the Board, including, without limitation, advice as to the legal, accounting and tax consequences to Vitacost and its stockholders of the terms of, and transactions contemplated by, the Agreement. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of Vitacost Common Stock. We have assumed, at the direction of the Board, that the final Agreement, when signed by the parties thereto, will not differ from the execution version of the Agreement reviewed by us in any respect meaningful to our analyses or opinion. We also have assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Vitacost or the Transaction.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Transaction, and our opinion does not address the relative merits of the Transaction or other transactions contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to Vitacost, nor does it address the underlying business decision by Vitacost to engage in the Transaction or the terms of the Agreement or the documents referred to therein, any term, aspect or implication of any support agreement or other agreements or arrangements contemplated by or resulting from the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Vitacost Common Stock (other than Kroger, Acquisition Sub and their respective affiliates) without regard to individual circumstances of specific holders or the shares of Vitacost Common Stock held by such holders. Our opinion does not constitute a recommendation as to whether any stockholder should tender shares of Vitacost Common Stock in the Tender Offer or how any stockholder should act with respect to the Transaction or any related matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Vitacost, other than holders of Vitacost Common Stock (excluding Kroger, Acquisition Sub and their respective affiliates) as expressly set forth herein. We express no opinion as to the prices at which Vitacost Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness,

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The Board of Directors

Vitacost.com, Inc.

July 1, 2014

financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Vitacost’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by Vitacost to act as its financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred in connection with our engagement. In addition, Vitacost has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. A member of the board of directors of our parent company, Leucadia National Corporation, is a member of the board of directors of Kroger. We maintain a market in the securities of Vitacost and, in the ordinary course of business, we and our affiliates may trade or hold securities of Vitacost, Kroger and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we and our affiliates may in the future seek to provide financial advisory and financing services to Vitacost, Kroger and their respective affiliates, for which we and our affiliates would expect to receive compensation.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Vitacost Common Stock (other than Kroger, Acquisition Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

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